August 22, 2013

BY EDGAR

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      Luxottica Group S.p.A.

Form 20-F for the fiscal year ended December 31, 2012

Filed April 29, 2013

File No. 001-10421

Dear Mr. Vaughn:

In connection with the response letter submitted on August 1, 2013 by Winston & Strawn LLP, outside counsel to Luxottica Group S.p.A., an Italian corporation (the “Company”), to the Staff’s comment letter dated July 24, 2013, the undersigned, on behalf of the Company, acknowledges:

•                 The Company is responsible for the adequacy and the accuracy of the disclosure in the filing with the Securities and Exchange Commission (the “Commission”);

•                 Comments by Commission staff (“Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Michael A. Boxer
Michael A. Boxer
Executive Vice President and Group General Counsel

cc:                  David A. Sakowitz, Esq.

    Winston & Strawn LLP